FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001 -56
NIRE: 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 5, 2009

DATE, TIME AND VENUE: February 5, 2009, at 5 pm, at the Company’s headquarters located at Avenida Brigadeiro Luiz Antônio, 3142, in the city and state of São Paulo.

PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Mariana Uemura Sampaio.

CALL NOTICE AND ATTENDANCE: The call notice was waived due to the attendance of all members of the Company’s Board of Directors, pursuant to Article 15, paragraph 2 of the Company’s Bylaws.

AGENDA: To elect the Company’s Human Resources Officer and define her duties.

RESOLUTIONS: After the meeting was installed, the Board members examined the matter in the agenda and unanimously elected, pursuant to Article 18, "b" and Article 20 of the Company’s Bylaws, for the position of Human Resources Officer: Claudia Elisa de Pinho Soares, Brazilian, single, business administrator, bearer of identity card (RG/IFP-RJ) 07376147-0, inscribed in the individual taxpayers register (CPF/MF) under no. 005.639.287 -78, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Luiz Antonio, 3142, to hold office until April 30, 2011. The Human Resources Officer will have the following duties (i) to coordinate, manage, direct and supervise the Company's Human Resources department; (ii) to establish policies for compensation and benefits, personnel development, internal communication, recruitment, selection and other HR activities; (iii) to ensure that the legislation and internal routines relating to personnel management are complied with; (iv) to guarantee the security of employees, clients and premises of the Company; (v) to ensure that occupational health programs are applied to all of the group’s employees; and (vi) to ensure that the Company's Code of Ethics is complied with. The elected Officer hereby declares, under penalty of perjury, that she has not been convicted of any crime that precludes the performance of commercial activities, and is aware of article 147 of Law 6404/76. The Officer shall take office upon signature of the instrument of investiture drawn up in the Company’s Records. The Chairman clarified that the elected Officer may continue as an employee of the Company, in which case she must forego her Administrator remuneration and opt to maintain her salary. In accordance with the aforementioned resolutions, the Company’s Board of Executive Officers will be composed of the following members: Chief Executive Officer: Claudio Eugênio Stiller Galeazzi; Administrative and Financial Vice President: Enéas César Pestana Neto; Commercial and Operating Vice President: José Roberto Coimbra Tambasco; Supply Chain and Information Technology Vice President: Hugo Antonio Jordão Bethlem; Investments and Construction Officer: Caio Racy Mattar; Hypermarkets Operating Officer: Sylvia de Souza Leão Wanderley; Regional Commercial Operating Officer: Jorge Fernando Herzog; Commercial Officer: Antonio Ramatis Fernandes Rodrigues; Investor Relations Officer: Daniela Sabbag; and Human Resources Officer: Claudia Elisa de Pinho Soares, all of whom will hold office until April 30, 2011.

APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance, approved and signed by the attending Board members. São Paulo, February 5, 2009. President – Abilio dos Santos Diniz; Secretary – Mariana Uemura Sampaio. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, Jacques-Edouard Marie Charret, Candido Botelho Bracher, Fábio Schvartsman, Maria Silvia Bastos Marques and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument filed at the Company’s records

Mariana Uemura Sampaio
Secretary

André Rizk
OAB/SP N° 207.927

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 05, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.